December 29, 2006

Mail Stop 4561

Mr. James J. Lillis
Chief Financial Officer
Anthracite Capital, Inc.
40 East 52nd Street
New York, NY 10022

Re: Anthracite Capital, Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 16, 2006
        File No. 1-13937

Dear Mr. Lillis:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and will
make no further review of your documents. Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 38

   1. Please tell us what consideration you have given to disclosing quantitative
      analysis to provide the reader with insight to the sensitivity certain estimates may
      have to changes in assumptions and the related impact on your financial condition
      and results of operations. For example, it appears that changes in assumptions

related to securities available-for-sale could have a material impact on your financial condition and earnings. Refer to SEC Release 33-8350.

Capital Resources and Liquidity, page 48

CDO's, page 49

2. Please tell us what consideration you have given to including interest in your table or a discussion in the text. Refer to FR-72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Financial Statements

Consolidated Statements of Operations, page 65

3. Please tell us how you considered Rule 9-04 of Regulation S-X as it relates to the income statement presentation of net interest income; similar to the presentation required of bank holding companies.

Consolidated Statements of Cash Flow, page 68

4. Based upon your disclosure in Note 15, it appears that some of your restricted cash equivalents relate to your derivative instruments and hedging activities related to securities held as trading assets. Please tell us why changes in restricted cash equivalents are presented as an investing activity rather than operating activities.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant